

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 13, 2009

Via U.S. Mail and Facsimile to (615) 790-7465

Mr. Joseph F. Furlong, III
Chief Executive Officer
American Homepatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN 37027

> **Re:** **American Homepatient, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 5, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed on August 10, 2009**
> **Response Letter Dated November 5, 2009**
> **File No. 0-19532**

Dear Mr. Furlong:

We have reviewed your filings and response and have the following comment. In our comment we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 41

Valuation of Goodwill and Other Intangible Assets, page 44

1.   You state in response to comment four in our letter dated October 26, 2009 that your one reporting unit passed step one of the goodwill impairment test performed as of September 30, 2008, by definition, because the fair value was greater than its essentially zero-basis carrying value. It appears that you have passed the step one test again as of September 30, 2009. However in view of your operating and financing difficulties, please tell us how you considered or will consider whether to perform the step two test of SFAS 142. We note you will always pass the step one test as long as you have any degree of market capitalization or other basis of fair value and zero basis carrying value. However, you have other factors that strongly suggest your goodwill is impaired and we do not believe these factors should be ignored. Describe to us at what point you believe additional testing is required and when you believe impairment is possible. Considering that you have a going concern opinion, history of losses, inability to repay or refinance your debt, tell us how you reconcile these factors with your conclusion that goodwill is recoverable.

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Closing Comments

        As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services